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                           July 21, 2023

       Zach Davis
       Chief Financial Officer
       Sabine Pass Liquefaction, LLC
       700 Milam Street, Suite 1900
       Houston, Texas 77002

                                                        Re: Sabine Pass
Liquefaction, LLC
                                                            Registration
Statement on Form S-4
                                                            Filed July 13, 2023
                                                            File No. 333-273238

       Dear Zach Davis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              George Vlahakos